United States securities and exchange commission logo





                              September 10, 2021

       Granit Gjoni
       President
       Linktory Inc.
       Bulevardi Deshmoret e Kombit, Twin Tower
       Tirana, Albania 1001

                                                        Re: Linktory Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed August 26,
2021
                                                            File No. 333-257813

       Dear Mr. Gjoni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 24, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. We note your response to prior comment 3. Please disclose, if true, in the summary section of your
prospectus that you do not believe that you are a shell company and that you do not any have
plans or intentions to engage in a merger or acquisition with an unidentified company,
companies, entity or person. Also disclose, if true, that the
                                                        company   s officers
and directors, any company promoters, and/or their affiliates do not intend for the company,
once it is reporting, to be used as a vehicle for a private company to become a reporting
company.

                                                        You may contact Morgan
Youngwood, Senior Staff Accountant, at (202) 551-3479 or
 Granit Gjoni
Linktory Inc.
September 10, 2021
Page 2

Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions.



                                                         Sincerely,
FirstName LastNameGranit Gjoni
                                                         Division of
Corporation Finance
Comapany NameLinktory Inc.
                                                         Office of Technology
September 10, 2021 Page 2
cc:       Roger D. Linn
FirstName LastName